SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair OPENS Malaga BASE WITH

4 aircraft, 44 routes and 2M passengerS P.A.

500,000 €10 SEAT SALE

Ryanair, the world's favourite airline, today (22nd June) officially opened its newest base at Malaga with 4 based aircraft and 44 routes.  Ryanair's Malaga base will grow to over 2m passengers p.a. which will sustain 2,000 well paid local jobs including over 200 direct jobs among Ryanair pilots, cabin crew and engineers.  Ryanair will now operate 360 weekly flights to/from Malaga in an investment of over $250 million in the airport.

Ryanair celebrated the opening of its Malaga base by releasing 500,000 €10 seats for travel on Tuesdays, Wednesdays and Thursdays on 500 routes across its European network, which are available for booking on www.ryanair.comuntil midnight Thursday (23rd June).

Ryanair's Stephen McNamara said:

"Ryanair is delighted to open its Malaga base with 44 low fare routes which will allow Spanish consumers and visitors to beat the recession by choosing Ryanair's lowest fares and our no fuel surcharge guarantee on exciting destinations all over Europe including France, Italy and Germany among others.  Ryanair's 2m passengers p.a. will sustain 2,000 jobs locally at Malaga Airport."

Ends.                                                    Tuesday, 22nd June 2010

For further information
please contact:
Stephen McNamara                        Pauline McAlester
Ryanair Ltd                                     Murray Consultants
Tel: +353-1-8121212                       Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  22 June 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary